

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Weiliang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District Shenzhen, China

      **Re: China Ceetop.com, Inc.
Item 4.01 Form 8-K
Filed February 16, 2011
File No. 000-53307**

Dear Mr. Liu:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Karl Hiller
                        Branch Chief